Exhibit 99.3

z Full Year and Q4 2025 Earnings Presentation 19 MARCH 2026

Disclaimer 2 This presentation (“Presentation”) does not contain or constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Alvotech (the “Company”) to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. Any trademarks, servicemarks, trade names and copyrights of the Company and other companies contained in this Presentation are the property of their respective owners. This Presentation is strictly confidential to the recipient, it is being distributed to a limited range of invited persons solely for their own information, may not be distributed to the press or any other person, and may not be reproduced or published, in whole or in part, in any form. Failure to comply with this restriction may constitute a violation of applicable securities laws. Forward - Looking Statements Certain statements in this communication may be considered “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward - looking statements include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, market launches and financial projections. Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward - looking statements. These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and documents that Alvotech may from time - to - time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward - looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed . uncertain and are inherently subject to risks, variability, and Company’s financial results. Therefore, these measures contingencies, many of which are beyond Alvotech’s control. should not be considered in isolation or as an alternative to Non - IFRS Financial Measures This Presentation may include projections of certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”) including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non - IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these “Cautionary Note Regarding Forward - Looking Statements” in measures may not be comparable to similarly - titled measures used by other companies. The Company believes these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non - IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non - IFRS financial measures to investors. These non - IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward - looking non - IFRS financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

z Agenda RÓBERT WESSMAN Executive Chairman of the Board LISA GRAVER Chief Executive Officer Designate JOSEPH MCCLELLAN Chief Operating Officer LINDA JÓNSDÓTTIR Chief Financial Officer BALAJI PRASAD Chief Strategy Officer 1 2 3 4 OVERVIEW BUSINESS UPDATE R&D AND PLATFORM UPDATE FINANCIAL UPDATE 5 SUMMARY AND Q&A

Overview ROBERT WESSMAN, Executive Chairman

BIOLOGICS SALES GROW AT 10 - 19% VS 0 - 5% FOR NON - BIOLOGICS (WW, YoY, ‘21 - ’23) BIOSIMILAR UNITS GROW AT 20% (WW, YoY, ’21 - ’23) 66% 64% 61% 34% 36% 39% $1,289 Bn $1,335 Bn $1,463 Bn 2021 2022 2023 Non - biologic Biologics 45% 48% 49% 29% 29% 30% 26% 23% 22% 51 Mn 61 Mn 72 Mn 2021 2022 2023 Immunology oncology Others US & EU ACCOUNT FOR 85% OF THE GLOBAL BIOLOGICS MARKET US 65% EU 20% RoW 15% $570 Bn Source: IQVIA; 1 Assessing the Biosimilar Void in the U.S., IQVIA Institute, February 2025 5 © Alvotech. All rights reserved. BIOLOGICS EXPENDITURE Biologics Small - molecules The long - term biosimilars opportunity • 118 biologics expected to lose patent protection in next decade 1 • ~60% of phase 2 and phase 3 assets are potential biologic medicines 1 60% 40%

Alvotech’s strategic advantage 6 VERTICALLY INTEGRATED INFRASTRUCTURE MULTI - PRODUCT PORTFOLIO GLOBAL REACH STRATEGY PURE PLAY BIOSIMILAR PLATFORM 5 APPROVED BIOSIMILARS 20 90 30 >$185 bn GLOBAL PARTNERS COUNTRIES WORLDWIDE BIOSIMILAR CANDIDATES TOTAL ADDRESSABLE MARKET $2bn INVESTED © Alvotech. All rights reserved.

Strengthening the Corporate Leadership Team Key operational roles now all onsite in Iceland Lisa Graver CHIEF EXECUTIVE OFFICER DESIGNATE Linda Jonsdottir CHIEF FINANCIAL OFFICER Joseph McClellan CHIEF OPERATING OFFICER Anthony M. Maffia III CHIEF QUALITY AND REGULATORY OFFICER Dr. Balaji V. Prasad, MD CHIEF STRATEGY OFFICER

8 © Alvotech. All rights reserved Adjusted financial results 2025 PERFORMANCE Adjusted EBITDA $137m Total Revenues $593m vs. $492m in 2024 vs. $108m in 2024 2025 GUIDANCE $130 - $150m Within guidance $570 - $600m Gross Margin 61% Cash balance at year end $172m vs. 63% in 2024 +21% +27% Within guidance vs. $51m at YE 2024

z Business update LISA GRAVER, Chief Executive Officer Designate

Continued execution in 2025 alongside improvement program

APPROVALS & LAUNCHES

- ✓ Selarsdi™ (ustekinumab-aekn)
- ✓ AVT05 (golimumab)
- ✓ AVT03 (denosumab)
- ✓ AVT06 (aflibercept)
- ✓ Implemented CAPAs to drive our improvement program following CRLs
- ✓ Strengthened quality systems and inspection readiness

PIPELINE & PARTNERSHIPS

- ✓ AVT23 (omalizumab) filed in UK and EU
- ✓ Four new candidates including for Cimzia® (certolizumab pegol), licensed to Advanz
- ✓ New agreement with Dr Reddy's for proposed biosimilar to Keytruda® (pembrolizumab)
- ✓ New partnership with Sandoz for multiple candidates

DEVELOPMENT & MANUFACTURING

- ✓ Acquisition of Xbrane's R&D organization
- ✓ Acquisition of Ivers-Lee packaging and assembly
- ✓ Investment in quality and compliance
- ✓ Strategic restructuring of global supply chain
- ✓ Organizational alignment to support next phase of growth

FINANCING & CAPITAL MARKETS

- ✓ Completed listing on Nasdaq Stockholm raising ~$79m
- ✓ Further strengthened balance sheet through convertible bond + new term loan facility, raising $208m
- ✓ Restructured term loans resulting in reduction of interest rates to SOFR + 6%

10

Continued momentum of on-market products

AVT02 referencing Humira® (adalimumab)

IMMUNOLOGY

Simlandi adalimumab-ryvk

Hukyndra adalimumab

- U.S. market share of originator fell from 70% to ~45% by end 2025, reflecting strong payer support for biosimilars and growing U.S. physicians' confidence in biosimilars
- Simlandi™ (adalimumab-ryvk) holds 2nd largest market share of Humira® biosimilars in the U.S. and is fastest growing biosimilar
- In Europe, Hukyndra™ (adalimumab) continues to demonstrate consistent performance
- Availability of AVT02 continues to expand across Latin American and Middle Eastern markets. Further expansion in ROW markets anticipated in 2026

AVT04 referencing Stelara® (ustekinumab)

IMMUNOLOGY

Selarsdi (ustekinumab-aekn)

UZPRUVO ustekinumab

- Partner Teva continued to secure U.S. formulary coverage for Selarsdi™ (ustekinumab-aekn) holding a strong and growing market position
- Uzpruvo™ holds leading position across markets where launched with overall share of total Stelara® market around 10%
- Stelara® market in Europe has shifted >50% to biosimilars and conversion expected to continue in 2026

Humira® is a registered trademark of AbbVie. Simlandi™ and Selarsdi™ is a registered trademark of Teva Pharmaceuticals USA. Hukyndra™ and Uzpruvo™ is a registered trademark of STADA Arzneimittel

© Alvotech. All rights reserved

11

12 © Alvotech. All rights reserved ROW launches underway for biosimilars approved in 2025 AVT05 referencing Simponi® (golimumab) → Approved in UK, EEA and Japan → Resolved remaining patent disputes globally with licensing and settlement agreements → Clear pathways for market entry of AVT06 across key global markets → In first wave of entrants in Europe and partners expect to be able to gain a strong market share → First approved Simponi® biosimilar in UK, Europe and Japan and limited competition for considerable time → Launched in several European markets → Expect commercial momentum to build through 2026 AVT06 referencing Eylea® (aflibercept) AVT03 referencing Prolia®/ Xgeva® (denosumab) → Approved in UK, EEA and Japan → First and only approved biosimilar in Japan → Launched in Germany and select European markets → Competitive pricing dynamics but expect AVT03 commercial momentum to build through 2026 as launches expand Simponi® is a registered trademark of Regeneron Pharmaceuticals and Bayer AG. Gobivaz and Mynzepli is a registered trademark of Mercury Pharma Group. Afiveg is a registered trademark of STADA Arzneimittel. Acvybra is a registered trademark of Dr. Reddy’s Laboratories.

R&D and platform update JOSEPH MCCLELLAN, Chief Operating Officer

Four U.S. BLAs submitted for Simponi, Simponi Aria, Prolia/Xgeva and Eylea CRLs received following FDA inspection of Reykjavík facility (July 2025) No issues were raised regarding the analytical, pharmacokinetic, or clinical efficacy and safety data Comprehensive remediation program implemented Response submissions to CRLs expected in Q2 2026, enabling Q4 approval decisions Reykjavik facility remains operational, FDA - approved manufacturing site 14 © Alvotech. All rights reserved U.S. regulatory update

An industry-leading R&D pipeline

- >30 biosimilar candidates in development
- Focus on large biologic markets with high scientific barriers
- Late-stage candidate approvals expected 2026-29
- 7 disclosed candidates in early phase development
- > 20 undisclosed programs in early phase development

BIOSIMILAR CANDIDATE		REFERENCE BIOLOGIC	THERAPEUTIC AREA	EARLY PHASE	PRE-CLINICAL	CLINICAL STUDIES	FILING	APPROVAL
AVT23[1]	omalizumab	XOLAIR®	Respiratory				31 MARKETS	
AVT16/80[2]	vedolizumab	ENTYVIO®	Immunology					
AVT29	aflibercept	EYLEA® HD	Ophthalmology					
AVT32[3]	pembrolizumab	KEYTRUDA®	Oncology					
AVT10	certolizumab pegol	CIMZIA®	Immunology					
AVT28	ixekizumab	TALTZ®	Immunology					
AVT48	canakinumab	ILARIS®	Immunology					
AVT41	guselkumab	TREMFYA®	Immunology					
AVT65	ofatumumab	KESIMPTA®	Immunology					
AVT19	dupilumab	DUPIXENT®	Immunology					
AVT87	emicizumab	HEMLIBRA®	Hematology					
AVT34	durvalumab	IMFINZI®	Oncology					

Late-stage development
Early-stage development

[1]AVT23 rights licensed from Kashiv BioSciences for EU, UK, Australia, Canada, and New Zealand, [2]Represents intravenous and subcutaneous presentations of Entyvio, respectively, [3]AVT32 is co-developed with Dr Reddy's as AVT32-DRL_PB

SIMPONI, SIMPONI ARIA and **TREMFYA** are registered trademarks of Johnson & Johnson Inc.; **XOLAIR, ILARIS** and **KESIMPTA** are a registered trademarks of Novartis AG; **PROLIA AND XGEVA** are registered trademarks of Amgen, Inc.; **EYLEA** is a registered trademark of Regeneron Pharmaceuticals, Inc.; **ENTYVIO** is a registered trademark of Millennium Pharmaceuticals, Inc.; **KEYTRUDA** is a registered trademark of Merck Sharp & Dohme Corp; **CIMZIA** is a registered trademark of UCB Pharma S.A.; **DUPIXENT** is a trademark and brand of Sanofi Biotechnology; **TALTZ** is a registered trademark of Eli Lilly and Company; **HEMLIBRA** is a registered trademark of Chugai Pharmaceutical Co.; **IMFINIZI** is a registered trademark of the AstraZeneca group of companies

© Alvotech. All rights reserved

15

16 © Alvotech. All rights reserved Entyvio® is a registered trademark of Millenium Pharmaceuticals; TAM: Total Addressable Market; PK study: Pharmacokinetic study; SC: Subcutaneous; IV: Intravenous; Peak sales estimates by Global data $7.6B TAM KEY MILESTONES → Positive top - line results from pivotal PK study → Regulatory submissions expected later this year AVT16/AVT80 – proposed biosimilar to Entyvio® (vedolizumab) KEY FACTS → Targeting inflammatory bowel disease market → Potential first wave biosimilar launch → Development includes both SC and IV presentations

17 © Alvotech. All rights reserved AVT32 – proposed biosimilar to Keytruda® (pembrolizumab) Keytruda® is a registered trademark of Merck Sharpe and Dohme; Peak sales estimates by Global Data; 3 AVT32 is co - developed with Dr Reddy’s as AVT32 - DRL_PB $36B TAM KEY MILESTONES → Development partnership with Dr. Reddy’s Laboratories → Shared development costs and global commercialization rights KEY FACTS → Top - selling medicine globally → Expanding oncology indications → Targeting launch shortly after loss of exclusivity

18 © Alvotech. All rights reserved Strengthening our integrated biosimilars platform Expanded R&D capabilities through Stockholm center of excellence Acquisition of Ivers - Lee strengthening device and packaging capabilities Adding 3 rd DS and 2 nd DP production suites in Reykjavik Expanded perfusion manufacturing capacity Process improvements driving efficiency and cost savings

Updated draft guidance issued under the BPCI Act Increasing emphasis on science - based development pathways Reduces need clinical efficacy and safety study requirements FDA acceptance of non - U.S. reference products in studies Approach aligns with Alvotech development strategy 19 © Alvotech. All rights reserved FDA draft guidance on biosimilar development FDA: U.S. Food and Drug Administration; BPCI Act: U.S. Biologics Price Competition and Innovation Act

20 © Alvotech. All rights reserved Positioned for continued biosimilar growth Progress across late - and early - stage pipeline programs Continued regulatory advancement in major markets Expanding development and manufacturing capabilities Integrated platform supporting long - term biosimilar leadership

Financial results LINDA JONSDOTTIR, Chief Financial Officer

Adjusted FY 2025 highlights

- Total revenues up 21% YoY at $593m in 2025, split 47% from product revenues and 53% from licencing and other revenues
- Revenues driven by continued commercial momentum of bHumira (AVT02) and early traction for bStelara (AVT04) in 2025, in addition to three new approvals in Europe and Japan and shipments to commercial partners
- Gross margin at 61% underscores the strength of our licensing model, which funds our R&D activities while the product revenues will become a larger portion as more products are launched to market
- Product margin at 17% and reflects softness of product revenues in 2H25 impacted by timing of shipments and investments in facility improvements
- Adj. EBITDA[1] up 27% YoY at $137m on the back of very strong licencing revenues in 4Q24 which translate directly to EBITDA and adj. EBITDA margin was 23%
- Operating cash flow[3] positive $7m at year-end 2025 for the first time, and reflects commercial inflection point in 2024-25

Total revenues of $593m and adj. EBITDA of $137m, in line with 2025 financial outlook disclosed in November


Total revenues¹
USD m
93
492
593
2023
2024
2025
Gross margin
% of revenues
-62
63
61
2023
2024
2025
Product margin
% of revenues
-220
33
17
2023
2024
2025
Adj. EBITDA²
USD m
-291
108
137
2023
2024
2025
Adj. EBITDA margin
% of revenues
-312
22
23
2023
2024
2025
Operating cash flow³
USD m
-257
-185
7
2023
2024
2025

[1] Total revenues reflect the adjusted sum of product & service revenues, licensing and other revenue, and other income. Revenues reflect the adjusted product & service revenues and licencing and other revenue, other income not included.[2] Adjusted EBITDA represents profit or loss for the period adjusted to exclude items that are not indicative of our ongoing operating performance. For further details on the reported to adjusted reconciliation, please see slide in appendix. [3] Operating cash flow is defined as cash generated from operations before interest and tax.

22

Cash flow

FY 2025

- Operating cash flow[1] was positive at $7m in FY25 and reflects commercial inflection point in 2024-25, but negatively impacted by inventory build-up for new launches and timing of collections
- Net interest payments at $57m, transitioning from PIK to cash interest from June 2025
- Significant investments in CAPEX, pipeline and acquisitions supporting future growth
- Cash balance of $172m at year-end following successful equity raise concurrent with listing in Sweden of $82m and $208m financing activities concluded in December

Q4 2025

- Operating cash flow[1] was negative at -$28m, mainly due to changes in working capital and timing of collections
- Net interest payments at $35m, having fully transitioned from PIK to cash interest
- CAPEX and intangibles at $16m in the quarter mainly in support of capacity expansion and future product launches
- Net borrowings of $207m resulting from financing activities concluded in the quarter

Focus on disciplined working capital management and improvement projects to support positive cash flow in 4Q26

Cash flow bridge FY 2025

USD m


51
125
90
28
57
96
8
192
79
5
172
Cash 31 Dec 2024
Operating cash before WC changes
Inventories
Other working capital changes
Net interest payments
CAPEX and intangibles
Acquisitions
Net borrowings
New equity
FX impact on cash held
Cash 31 Dec 2025

Cash flow bridge Q4 2025

USD m


43
52
4
76
35
16
207
1
172
Cash 30 Sep 2025
Operating cash before WC changes
Inventories
Other working capital changes
Net interest payments
CAPEX and intangibles
Acquisitions
Net borrowings
New equity
FX impact on cash held
Cash 31 Dec 2025

[1] Operating cash flow is defined as cash generated from operations before interest and tax.

23

Financing and enhanced liquidity

- Cash balance of $172m following successful completion of $108m convertible bond offering and $100m senior term loan facility
- New financing provides enhanced operational flexibility to support continuous execution and progression of R&D pipeline, and scaling up production capacity to support 4 new global product launches through 2026
- An offering of $108m senior unsecured convertible bonds with a coupon of 6.9%, payable semi-annually in arrear, and maturity in December 2030
- A $100m senior term loan facility with an interest rate of 12.50%, payable monthly in cash, and maturity in December 2027
- Leverage expected to decrease in line with 2026 outlook for adj. EBTIDA growth

New financing to enhance liquidity position to continue to invest in R&D pipeline, scale and product launches

Debt instruments
USD m at 31 December 2025

Instrument type	Currency	Principal balance	Interest
Term loan	USD	1,074m	SOFR +6.0%
Senior term loan facility	USD	100m	12.5%
Senior unsecured convertible bond	USD	108m	6.9%
Other loans and debt instruments	Mixed	102m	-

Adj. EBITDA
USD m



+27%
108
137
-291
2023
2024
2025

Development of net debt, USD m	FY23	FY24	FY25	FY26F[3]
Gross debt[1]	1,075m	1,090m	1,449m	-
Liquidity / cash balance	11m	51m	172m	-
Net debt[2]	1,064m	1,139m	1,277m	~1,277m
Leverage ratio (Net debt/Adj.EBITDA)	6.3x	10.5x	9.3x	~6.4x

Notes: [1] Gross debt includes borrowings and current maturities of borrowings as well as lease liabilities. [2] Net debt is defined as gross debt less cash on hand. [3] Leverage ratio is calculated as net debt (including lease liabilities) / LTM adj. EBITDA. [3] Assuming an adj.EBTIDA midpoint of 200m in line with 2026 outlook and same net debt level as in FY25.

© Alvotech. All rights reserved

24

Diversification and quality of earnings

- Continue to deliver solid sales growth and diversification of revenue base by mix, product and geography
- More on-market products in 2026 and beyond, and scaling of commercialized products to improve revenue diversification and quality of earnings
- Continued geographic diversification of revenues, markets outside of US expected to weigh more in 2026 revenue base with recent approvals of Prolia/Xgeva biosimilar AVT03, Simponi biosimilar AVT05 and Eylea biosimilar AVT06 in Europe and Japan
- With an R&D pipeline of ~30 products, licencing milestone revenues are expected to continue on an annual basis consistent with what has been achieved in prior years

Build a diversified sales growth model focused on quality of earnings and accelerate pipeline progression

Total revenues
USD m



+9%
+429%
+21%
+15%[1]
85
93
492
593
650-700
Future launches
FY22
FY23
FY24
FY25
2026F

Revenues by geography 2025
%



6%
42%
52%
US
Europe
ROW

Revenues by mix 2025
%



47%
53%
Product & Service Revenues
Licencing & other revenues

Notes: [1] Revenue growth for 2026F assume an estimated revenue mid-point of $675m.

© Alvotech. All rights reserved

25

Outlook 2026

- Anticipate total revenues in the range of $650-700 million in 2026, reflecting continued double-digit sales growth
- Focus on margin expansion by delivering solid sales growth and driving operational efficiencies across the company
- Adj.EBITDA expected to increase to $180-220 million, supported by higher volumes of commercialized products and launches of newly approved products in Europe and Japan
- Alvotech targets to receive U.S. approval by late 2026 for the 4 Biologics License Applications (BLAs) pending with the FDA, with minimum impact on the topline, and remains optimistic to be the first or among the first with approved biosimilars to Simponi® and Simponi Aria® in the U.S.
- The lower end of the revenue range assumes the possibility of further delay of pending FDA approvals for the U.S. market

Continued focus on robust cash flow and margin expansion, cash flow positivity expected in Q4 2026

Financial outlook

	2025F	2025A	% Growth[1] (2025A to 2026F)	2026F
Total revenues	$570-600m	**$593m**	+14%	**$650-700m**
Adj. EBITDA	$130-150m	**$137m**	+46%	**$180-220m**

Total revenues
USD m



85
93
492
593
650-700
+9%
+429%
+21%
+14%[1]
2022
2023
2024
2025
2026F

Revenues by geography
%



US
Europe
ROW
56%
32%
12%
42%
52%
6%
2024
2025

Notes: [1] Revenue growth for 2026F assume an estimated revenue mid-point $675m and EBITDA mid-point of $200m.

© Alvotech. All rights reserved

26

Balance sheet: Assets → Strong asset base supported by strategic acquisitions and pipeline investments → Total non - current assets up 19% driven by bolt - on acquisitions, capacity extensions, capitalized pipeline investments, and higher contract assets due to timing of revenue recognition and payments → Deferred tax asset adjusted downwards by $130m → Total current assets increasing 26% with shifts in inventory and trade receivables during the period, as well as increase in cash due to new financing at year - end 2025 → Inventory increased by $92m over the year in support of upcoming launches and larger commercial portfolio → Trade receivables decreasing to $70m, driven by timing of product shipments and improved collection terms © Alvotech. All rights reserved 27 Unaudited condensed consolidated statements of financial position as of 31 December 2025 and 2024 Change % December 2024 December 2025 Assets (USD thousands) Non - current assets 25% 284,546 356,398 Property, plant and equipment 10% 125,198 138,294 Right - of - use assets 13% 11,330 12,835 Goodwill 297% 20,621 81,834 Other intangible assets 441% 22,710 122,934 Contract assets 137% 3,615 8,578 Other long - term assets - 36% 298,360 192,211 Deferred tax assets 19% 766,380 913,804 Total non - current assets Current assets 72% 127,889 220,054 Inventories - 56% 160,217 69,740 Trade receivables - 4% 67,304 64,440 Contract assets - 2% 48,064 46,984 Other current assets 271% 118 438 Receivables from related parties 235% 51,428 172,359 Cash and cash equivalents 26% 455,020 574,015 Total current assets 22% 1,221,400 1,487,099 Total assets

Balance sheet: Equity & liabilities

- Equity position strengthened by $128m mainly driven by profit for the period and capital contributions through Swedish listing on Nasdaq Stockholm, raising approximately $82m in gross proceeds
- Increase in borrowings mainly related to new financing agreements in 4Q25
- Derivative financial liabilities reduced by $156m mainly due to fair value changes on earnout shares
- Trade and other payables at elevated levels driven by inventory build and timing of capacity expansion projects
- Overall contract liabilities decreasing due to recognition of licensing revenues

Unaudited condensed consolidated statements of financial position as of 31 December 2025 and 2024

Equity and Liabilities (USD thousands)	December 2025	December 2024	Change %
Total equity	(284,487)	(412,771)	-31%
Non-current liabilities			
Borrowings	1,262,147	1,035,882	22%
Derivative financial liabilities	53,994	210,224	-74%
Lease liabilities	137,999	112,137	23%
Contract liabilities	5,500	80,721	-93%
Deferred tax liability	7,868	1,811	334%
Total non-current liabilities	1,467,508	1,440,775	2%
Current liabilities			
Trade and other payables	126,124	67,126	88%
Lease liabilities	12,078	9,515	27%
Current maturities of borrowings	36,921	32,702	13%
Liabilities to related parties	3,325	8,465	-61%
Contract liabilities	30,364	15,980	90%
Taxes payable	1,041	204	410%
Other current liabilities	94,225	59,404	59%
Total current liabilities	304,078	193,396	57%
Total liabilities	1,771,586	1,634,171	8%
Total equity and liabilities	1,487,099	1,221,400	22%

© Alvotech. All rights reserved

28

Adj. financial highlights

Strong Q4 to close 2025 with $593m in total revenues and EBITDA of $137m, in line with 2025 financial guidance disclosed in November

Total revenues[1]
USD m



+21%
+13%
153
133
173
114
173
492
593
4Q24
1Q25
2Q25
3Q25
4Q25
2024
2025

Product & service revenues
USD m



+3%
-70%
146
110
95
33
43
274
281
4Q24
1Q25
2Q25
3Q25
4Q25
2024
2025

Licencing and other revenues
USD m



+43%
+2,102%
6
23
78
81
128
216
310
4Q24
1Q25
2Q25
3Q25
4Q25
2024
2025

Adj. EBITDA[2]
USD m



+27%
+218%
22
21
33
14
69
108
137
4Q24
1Q25
2Q25
3Q25
4Q25
2024
2025

Cash balance
USD m



51
39
151
43
172
51
172
12M24
3M25
6M25
9M25
12M25
2024
2025

Product margin
% of product revenues



45
41
23
-7
-37
33
17
4Q24
1Q25
2Q25
3Q25
4Q25
2024
2025

Gross margin
% of total revenues



47
51
58
69
66
63
61
4Q24
1Q25
2Q25
3Q25
4Q25
2024
2025

Adj. EBITDA margin
% of total revenues



14
15
19
13
40
22
23
4Q24
1Q25
2Q25
3Q25
4Q25
2024
2025

[1] Total revenues reflect the adjusted sum of product & service revenues, licensing and other revenue, and other income. Revenues reflect the adjusted product & service revenues and licencing and other revenue, other income not included. [2] Adjusted EBITDA represents profit or loss for the period adjusted to exclude items that are not indicative of our ongoing operating performance. For further details on the reported to adjusted reconciliation, please see slide in appendix.

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Our priorities 30 Advancing our biosimilar portfolio toward approval, including AVT03 (Prolia®/ Xgeva®) AVT05 (Simponi®/Simponi Aria®) and AVT06 (Eylea®) Launch readiness across key markets through our global commercial partnerships Strengthening operational excellence and supply resilience across our manufacturing platform Expanding our pipeline while maintaining a disciplined and cost - efficient development model

Additional information and contacts Q4 2025 Earnings Release We want to hear from you! Follow us and join the conversation alvotech.com investors.alvotech.com alvotech.ir@alvotech.com Balaji Prasad Chief Strategy Officer balajip@alvotech.com Patrik Ling VP of IR Scandinavia patrikl@alvotech.com Benedikt Stefansson VP of IR and Communications alvotech.ir@alvotech.com US SE IS Financial calendar and upcoming events Q4 2025 and FY2025 Earnings Call March 19, 2026 Q1 2026: May 6, 2026 AGM 2026: June 3, 2026 Q2 2026: August 19, 2026 Q3 2026: November 11, 2026 Q4 2026: March 10, 2027 31 Investor meeting and live broadcast Alvotech will conduct a business update conference call and live audio webcast on Thursday, March 19, at 8:00 am EST (12:00 GMT / 13:00 CET ). To listen to the webcast, register here: Q4 and Full Year 2025 webcast registration . To participate in the Q&A, register here: Q4 and Full Year 2025 conference call registration . A replay of the webcast will be made available following the call for 90 days.

z Appendix

Reported to Adjusted Reconciliation

$ millions	12M 2025 Reported	12M 2025 Adjustment Entries	12M 2025 Adjusted	12M 2024 Reported	12M 2024 Adjustment Entries	12M 2024 Adjusted
Product and Service Revenue	276.3	4.3	280.5	273.5	-	273.5
License and Other Revenue	310.1	-	310.1	216.2	2.3	218.5
Other Income	2.6	0.0	2.6	2.3	(2.3)	-
Cost of Product and Service Rev.	(235.6)	3.5	(232.1)	(185.3)	1.0	(184.3)
R&D	(184.2)	(8.1)	(192.3)	(171.3)	(0.9)	(172.3)
G&A	(90.9)	21.4	(69.6)	(65.7)	7.3	(58.4)
Operating Profit	**78.2**	**21.1**	**99.3**	**69.6**	**7.3**	**77.0**
Effects from business combination	8.0	(8.0)	-	-	-	-
Loss on sale of interest in JV	-	-	-	(3.0)	3.0	-
Finance Income	198.5	(195.0)	3.5	80.1	(75.5)	4.6
Finance Costs	(149.2)	3.1	(146.1)	(303.2)	145.6	(157.6)
Gain (Loss) on exting. of fin. liab.	17.7	(17.7)	-	(69.4)	69.4	-
Exchange Rate Diffrences	(16.8)	16.8	-	8.2	(8.2)	-
Profit (Loss) Before Taxes	**136.3**	**(179.6)**	**(43.3)**	**(217.6)**	**141.6**	**(76.0)**
Income Tax Benefit / (Expense)	21.6	(6.9)	14.6	(14.3)	0.3	(14.0)
Profit (Loss) For The Period	**157.9**	**(186.6)**	**(28.6)**	**(231.9)**	**141.8**	**(90.0)**
Basic Profit (Loss) Per Share (in $)	0.55		(0.10)	(0.87)		(0.34)
Diluted Profit (Loss) Per Share (in $)	0.54		(0.10)	(0.87)		(0.34)
EBITDA:						
Operating Profit	**78.2**	**21.1**	**99.3**	**69.6**	**7.3**	**77.0**
D&A	37.9	(0.0)	37.8	31.3	0.0	31.3
EBITDA	**116.1**	**21.0**	**137.1**	**100.9**	**7.4**	**108.3**

12M 2025 Adjustment Entries

Product and Service Revenue	– $4.3 m adjustment related to estimated liability for ongoing legal matters, excluded to reflect underlying operating performance
Cost of Product Revenue	– $1.3m charge related to long-term incentive plan (non-cash) – $2.2m cost related to restructuring and organizational realignment
R&D	– $1.5m charge related to long-term incentive plan (non-cash) – ($9.6m) IP litigation costs attributable to programs - reclassified from G&A
G&A	– $4.6m charge related to long-term incentive plan (non-cash) – $9.6m IP litigation costs attributable to programs - reclassified to R&D – $4.6m one-time transaction cost – $1.2m cost related to restructuring and organizational realignment – 1.3m one off legal expense
Effects from business comb.	– $8.0m resulting from the acquisition of Ivers-Lee
Finance Income	– ($195.0m) fair value adjustment on derivatives (non-cash)
Finance Costs	– $3.1m fair value adjustment on derivatives (non-cash)
Gain (Loss) on exting. of fin liab.	– ($17.7m) gain resulting from refinancing of Senior Secured First Lien Term Loan Facility
Exchange Rate Differences	– $16.8m impact of exchange rate fluctuations (non-cash)
Income Tax	– ($6.9m) tax impact of discrete adj. in jurisdictions where tax benefits are available

12M 2024 Adjustment Entries

Cost of Product Revenue	– $1.0m charge related to long-term incentive plan (non-cash)
R&D	– $1.9m charge related to long-term incentive plan (non-cash) – ($1.7m) IP litigation costs attributable to programs - reclassified from G&A – ($1.1m) partial reversal of one-time AR reserve pertaining to the termination of AVT23 licensing agreement with Biosana (non-cash)
G&A	– $4.8m charge related to long-term incentive plan (non-cash) – $1.7m IP litigation costs attributable to programs - reclassified to R&D – $0.8m one-time transaction cost
Impairment loss on inv. in JV	– $3.0m from sales of China JV
Finance Income	– ($75.5m) fair value adjustment on derivatives (non-cash)
Finance Costs	– $145.6m fair value adjustment on derivatives (non-cash)
Gain (Loss) on exting.of fin.liab.	– $69.4m loss on remeasurement of bonds (non-cash)
Exchange Rate Differences	– ($8.2m) impact of exchange rate fluctuations (non-cash)
Income Tax	– $0.3m tax impact of discrete adj. in jurisdictions where tax benefits are available

Revenues 1 by mix % Revenues and Adj.EBITDA margin → Total revenues in FY25 up 21% YoY at $593m, and up 13% YoY in 4Q25 at $173m → Product revenues in FY25 up 3% YoY at $281m , after a strong start to the year where bStelar®AVT04 was launched in the US followed a softer 2H25 impacted by timing of shipments and facility improvements. Despite softness in 4Q25, product revenues improved 32% sequentially QoQ with three new commercialized products in ex - US markets → Licensing revenues a significant revenue contributor at $313m in FY25, up 43% YoY, with a very strong 4Q25 of $130m, or 60% growth QoQ, on the back of launches of bStelara®AVT04 in the U.S. in 1Q25 and bProlia®/ Xgeva®AVT03, bSimponi® AVT05 and bEylea®AVT06 for ex - US markets in 4Q25, along with continued progress of late and early - stage development assets → Diversification expected to continue as market share of newly approved biosimilar products builds across in Europe, Japan and other regions outside of U.S., as well as U.S. following market approvals, → Proportion of product revenues expected to continue to increase in line with R&D pipeline conversion to on - market products © Alvotech. All rights reserved 34 Total revenues up 21% resulting in $593m in 2025 and adj. EBITDA at $137m, or 23% margin Notes: 1 Revenues reflect product & service revenues and licensing and other revenue, other income not included in total revenues. 2 Adjusted EBITDA represents profit or loss for the period adjusted to exclude items that are not indicative of our ongoing operating performance. For further details on the reported to adjusted reconciliation, please see slide in appendix. Revenues 1 and adj. EBITDA margin 2 USD m, % of revenues 95 33 43 23 128 200 150 100 50 0 145 14% 6 4Q24 15% 110 1Q25 78 19% 2Q25 13% 81 3Q25 4Q25 151 133 173 114 40% 171 Adj.EBITDA margin Product & service revenues 22% 12% 78% 57% 32% 52% 36% 56% 42% 8% 4Q24 4Q25 2024 6% 2025 US Europe ROW 274 281 216 310 25 20 15 10 5 0 40 600 35 500 30 400 25 300 20 15 200 10 100 5 0 0 22% 2024 2025 490 Licensing & other revenues 591 23% 75% 44% 53% 96% 25% 56% 47% 4% 4Q24 4Q25 2024 2025 Product & service revenues Licensing & other reveneus Revenues 1 by geography %

Capital structure › This table reflects instruments that could potentially create dilution for EPS purposes under IFRS › Potential shares from instruments like warrants are only included in diluted EPS if they would reduce earnings per share — meaning if they are “in the money” © Alvotech. All rights reserved 35 Common shares outstanding and total potential dilution as of 31 December 2025 Change % (Dec - Sep) March 2025 June 2025 September 2025 December 2025 Shares millions 0% 301.9 311.6 311.7 312.0 Number of outstanding shares 0% 284.1 285.5 288.3 289.7 Weighted average number of shares 33% 2.3 1.4 1.2 1.6 Potential number of dilutive shares

About Alvotech

Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide.

Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities.

Five biosimilars developed and manufactured by Alvotech are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab).

Our current development pipeline includes disclosed biosimilar candidates aimed at treating a variety of conditions such as autoimmune disorders, eye disorders, osteoporosis, respiratory disease, blood disorders and cancer. Additionally, Alvotech has over twenty early-stage development programs, with cell lines that are ready to move to the stage of process development.

Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East.

Shareholder structure

As of 31 December 2025

	%
Aztiq Pharma Partners S.a. r.l.	31.2%
Alvogen Lux Holdings S.a. r.l.	29.1%
Lifeyrissj.starfsm.rik. A-deild	1.4%
The Vanguard Group	1.3%
Birta pension fund	1.2%
Stapi pension fund	1.0%
Frjálsi pension fund	0.9%
Bracebridge Capital	0.8%
Festa pension fund	0.6%
Almenni pension fund	0.6%
All other shareholders	31.9%
	100.0%

Board of Directors

Robert Wessman (Executive Chairman)
Richard Davies (Vice-Chairman)
Arni Hardarsson
Ann Merchant
Tomas Ekman
Hjorleifur Palsson
Lisa Graver

Stock market listings

Nasdaq US (ALVO)	**Nasdaq OMX Iceland (ALVO)**	**Nasdaq Stockholm (ALVO SDB)**


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